UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One)

☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period ____________ to ______________

Commission File Number 1-10928

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

(f/k/a Intertape Polymer Group Inc. USA Employees’

Stock Ownership and Retirement Savings Plan)

3647 Cortez Road West

Bradenton, Florida 34210

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200

Ville St. Laurent, Quebec, Canada H4M 2X5

______________________________________________________________________________

TABLE OF CONTENTS

Intertape Polymer Corp. USA Employee’s Stock Ownership

and Retirement Savings Plan

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007 3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008 4
Notes to Financial Statements 5 – 11
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) — as of December 31, 2008 13
SIGNATURE 14
EXHIBIT INDEX Exhibit 23.1 – Consent of Grant Thornton, LLP, Independent Registered Public Accounting Firm 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees

Intertape Polymer Group, Inc. USA Employees’ Stock Ownership and Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tampa, Florida

October 15, 2009

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statements of Net Assets Available for Benefits

               December 31,

2008

2007

Assets

Investments, at fair value

Mutual funds

$  7,142,301

$36,756,237

Bond funds

1,844,579

     -

Collective trust and other funds

  -

19,424,465

Common trust fund – Intertape Polymer Group

610,657

2,069,599

Participant loans

2,490,460

2,372,685

Total investments

12,087,997

60,622,986

Receivables

Due from broker

33,129,465

     -

Participant contribution receivable

       98,332

              -

Total receivables

33,227,797

              -

Total assets

45,315,794

60,622,986

Net assets available for benefits at fair value

45,315,794

60,622,986

Adjustment from fair value to contract value for fully

benefit-responsive investment contract

              -

(43,366)

Net assets available for benefits

$45,315,794

$60,579,620

The accompanying notes are an integral part of these financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended

December 31

2008

Additions

Contributions

Employer

$1,883,767

Participant

3,391,192

Total contributions

5,274,959

Investment Loss

Interest and dividend

1,355,535

Net depreciation in value of investments

(18,156,303)

Total investment loss

(16,800,768)

Total reductions

(11,525,809)

Deductions

Benefits paid to participants

3,738,017

     Net decrease

(15,263,826)

Net assets available for benefits

         Beginning of year

60,579,620

    End of year

$45,315,794

The accompanying notes are an integral part of this financial statements.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1 – Description of the Plan

The following description of the Intertape Polymer Group Inc. USA Employees’ Stock Ownership and Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Intertape Polymer Group Inc. and its participating subsidiaries (the “Company”) established the Intertape Polymer Group, Inc. Employees’ Stock Ownership and Retirement Savings Plan effective November 29, 1994.  As of January 1, 2001, the Plan was amended and operates as an employee stock ownership plan (“ESOP”), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986 as amended and is subject to the applicable provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”).  As of January 1, 2008, the Plan’s name was changed to Intertape Polymer Corp USA Employees’ Stock Ownership and Retirement Savings Plan.  All other aspects of the plan remain unchanged.

Eligibility

To be eligible to enter the Plan, participants must complete 90 consecutive days of service with the Company and have attained the age of 18.

Contributions

Participants may contribute up to 25 percent of their pretax annual compensation, subject to Internal Revenue Service limitations based upon the participants’ compensation level.  The Company may elect to match a portion of elective contributions if participants are credited with at least 180 service days during the Plan year and the participant is employed on the last day of the year.  Matching contributions are generally based upon management’s discretion, but cannot exceed 6% of compensation.  In addition, the Board of Directors, at its discretion, may make an ESOP contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of the Plan earnings or losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Each participant is entitled to the vested portion of their account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is 20 percent vested after each year and 100 percent vested after five years of service, when he/she reaches normal retirement age, becomes deceased, or becomes totally and permanently disabled.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account balance.  The loans are secured by the balance in the participant’s account and bear interest at a rate of one point above prime.  Principal and interest repayments are made ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms may exceed five years.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1 – Description of the Plan (Continued)

Payment of Benefits

Upon separation of service due to death, disability, or retirement, a participant will receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Certain in-service withdrawals are allowed by the Plan, in accordance with IRS limitations, for participants meeting minimum age requirements.  Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture.  Total unallocated forfeitures, which will be used to reduce future employer contributions, were $156,644 and $99,963 at December 31, 2008 and 2007, respectively.

2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Plan expenses are paid by the Company.

Valuation of Investments and Income Recognition

Investments in mutual funds and bond funds are stated at fair value, which are based on published market quotations on national exchanges.  Investments in common trusts are stated at the fair value based on the underlying unit values reported using audited financial statements of the collective trust and changes in such amounts through the Plan’s year end.  Guaranteed interest accounts fair value is the amount plan participants or plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to maturity, valued by discounting the related cash flows.  Loans to participants are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements – Continued

December 31, 2008 and 2007

2 – Summary of Significant Accounting Policies (Continued)

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution paln are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustments of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared and presented on a contract value basis.

3 – Investments

The Plan’s investments are held by Comerica, the trustee of the Plan and invested for the benefit of the Plan participants.  Most investments were sold with a trade date of December 31, 2008 and remained outstanding at year end.  The liquidated investments are reflected as due from broker on the Statements of Net Assets Available for Benefits.  The sale was due to a change in trustee to Bank of America on January 2, 2009.  All outstanding investment sales were settled on January 2, 2009.

The following presents investments which are 5 percent or more of the Plan’s net assets available for benefits:

December 31,

   2008

    2007

Mutual Funds

  Franklin Balance Sheet Investment

$                 *

$  4,440,904

  Janus Growth and Income

     3,268,528

    6,112,728

  Munder Index 500

                   *

    7,630,699

  Van Kampen Equity and Income

     3,873,773

    5,412,165

Collective Trust and Other Funds

  Comerica Stable Value Fund

                   *

    9,629,178

  Comerica Destination 2025

                   *

    3,393,134

*Less than 5% of net assets available for benefits as of year end.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

       2008

Bond Fund

$          2,768

Mutual Funds

(16,570,959)

Common trust fund – Intertape Polymer Group

(1,588,112)

Total net depreciation in value of investments

$(18,156,303)

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements – Continued

December 31, 2008 and 2007

4 – Collective Trust and Other Funds

During 2008 and 2007 the Plan invested in Stable Value Funds with Comerica Bank (“Trustee”), the Trustee of the plan.  The fund primarily invests in a variety of investment contracts such as Guaranteed Investment Contracts (GICs) issued by financial institutions and other investment products (separate account contracts and synthetic GICs) with similar characteristics.  The traditional GICs are backed by the general account of the issuer.  The fund deposits a lump sum with the issuers and receives a guaranteed interest rate for a specified time.  The guaranteed rates for the years ended December 31, 2008 and 2007 varied depending on the issuer and contract.  Separate account GICs are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the fund.  A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds that are owned by the fund.  These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian.  The wrapper contracts are obligated to provide an interest rate of not less than zero.

The issuers of these investment contracts guarantees that all qualified participant withdrawals will occur at contract value.

5 – Fair Value Measurement

The Company adopted FASB Statement 157, Fair Value Measurements, (Statement 157) on January 1, 2008 for fair value measurements of financial assets and financial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets;

•

Quoted prices for identical or similar assets or liabilities in inactive markets;

•

Inputs other than quoted prices that are observable for the asset or liability;

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

If asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements – Continued

December 31, 2008 and 2007

5 – Fair Value Measurement (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Fund/Bond Fund: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant Loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets:
Common stock	$ 610,657	$ ----	$ ----	$ 610,657
Mutual and Bond Funds	8,986,880	----	----	8,986,880
Participant Loans	----	----	2,490,460	2,490,460
Total assets at fair value	$ 9,597,537	$ ----	$ 2,490,460	$ 12,087,997

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of the year	$ 2,372,685
Issuances and settlements (net)	117,775
Balance, end of year	$ 2,490,460

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements – Continued

December 31, 2008 and 2007

6 – Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the trustee; therefore, these transactions qualify as party-in-interest transactions.  The Intertape Polymer Corp Stock Fund and participant loans qualify as party-in-interest.

7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

8 – Tax Status

The IRS issued a favorable opinion letter dated August 9, 1995, in regards to the Plan.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is  designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”), in all material respects.  As such, no provision for income taxes has been included in the Plan’s financial statements.

9 – Risk and Uncertainties

The Plan invests in various securities including mutual funds and Company stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan has not timely filed audited financial statements with the Securities and Exchange Commission and the United States Department of Labor. As a result, the Plan may be subject to penalties or other actions that may be assessed by those agencies

10 – Registration of Shares and Filing Requirements

In August 2001, the Plan sponsor filed a registration statement on Form S-8 to register 300,000 shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan and the interests of those participants in the Plan.  The Plan’s sponsor subsequently filed additional registration statements on Form S-8 in August 2002, August 2003, and April 2004 to register 775,000 additional shares of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan.

Subsequent to filing the registration statements, the Plan did not file annual reports on Form 11-K.  The Plan participants have acquired in excess of 614,320 shares of common stock of the Plan sponsor pursuant to the Plan.  Consequently, the acquisition of the Shares by the Plan’s trustee for the benefit and at the direction of Plan participants, as well as the issuance of interests in the Plan to participants, may not have been registered in compliance with applicable securities laws.

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Notes to Financial Statements – Continued

December 31, 2008 and 2007

The failure of the Plan sponsor to comply with the registration requirements could result in claims for rescission by plan participants under applicable securities laws.  However, the Plan sponsor believes that such claims would be subject to a one-year statute of limitations period.  Since none of the shares of the Plan sponsor have been transferred to plan participants in the last twelve months, the Plan sponsor believes that it will not be liable for rescission to any plan participants.  Nevertheless, the Plan sponsor could be subject to claims for rescission for acquisitions prior to the one-year period statute of limitations period and may also be subject to administrative penalties in connection with these matters.

11 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

                                                                                                                  2008                            2007

Net assets available for benefits per the financial statements

 $45,315,794                $60,579,620

Adjustment from the fair value to contract value for

     Fully benefit-responsive investment contracts

         -                                   43,366

Participant contribution receivable

                     (98,332)                             -

                            Total net assets per the Form 5500

             $45,217,462                $60,622,986

The following is a reconciliation of decrease in net assets per the financial statements for the year ended

December 31, 2008, to Form 5500:

Total reductions per the financial statements

$(11,525,809)

Less: fair market value adjustment at December 31, 2007

         (43,366)

Less: Participant contribution receivable

         (98,332)

                           Total income per the Form 5500

$(11,667,507)

Supplemental Schedule

Intertape Polymer Corp. USA

Employees’ Stock Ownership and Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(b)

Identity of

(c)

issue, borrower,

Description of Investment, including

(e)

lessor or similar

maturity date, rate of interest,

(d)

Fair

 (a)

party

collateral, par, or maturity value

Cost

Value

___

______________

____________________________________________

_______

*

Comerica Bank

Mutual Funds

Janus Growth and Income

**

3,268,528

Van Kampen Equity and Income

**

3,873,773

Federated Total Bond

**

1,844,579

*

Intertape Polymer

    Group Inc.

Intertape Polymer Group, Inc.

**

610,657

   *

Participant Loans- interest rates range

   from 4.25% - 10.75%

**

2,490,460

Total

$12,087,997

*

Represents a party-in-interest.

**

Not applicable as the Plan is participant directed.

____________________________________________________________________________________________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERTAPE POLYMER GROUP INC. USA EMPLOYEES’ STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

By:

Intertape Polymer Corp., Plan Administrator

By:

/s/ Burgess H. Hildreth

      Burgess H. Hildreth, Vice President

Date:  November 11, 2009

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated October 15, 2009, with respect to the financial statements and supplemental schedule of the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan on Form 11-K for the year ended December 31, 2008.  We hereby consent to the incorporation by reference of said report in the Registration Statements of Intertape Polymer Group Inc. on Form S-8 (File Nos. 333-67732 effective August 16, 2001, 333-97961 effective August 12, 2002, 333-108077 effective August 19, 2003 and 333-114954 effective August 28, 2004).

/s/ GRANT THORNTON LLP

Tampa, Florida
November 6, 2009

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